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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   Celanese AG
                       (Name of Subject Company (issuer))

                    Blackstone LR Associates (Cayman) IV Ltd.
                Blackstone Management Associates (Cayman) IV L.P.
                  Blackstone Capital Partners (Cayman) IV L.P.
                   Blackstone Capital Partners (Cayman) Ltd. 1
          Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
                           BCP Crystal Holdings Ltd. 2
                      BCP Caylux Holdings Luxembourg S.C.A.
                      BCP Crystal Acquisition GmbH & Co. KG
                      (Names of Filing Persons (Offerors))

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                                    Chinh Chu
                      BCP Crystal Acquisition GmbH & Co. KG
                          c/o The Blackstone Group L.P.
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 583-5000

                                    Copy to:
                           William R. Dougherty, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                      Amount of filing fee

Not applicable                                                    Not applicable
--------------------------------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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                  Amount Previously Paid:
                  Form or Registration No.:
                  Filing Party:
                  Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

              [X] third-party tender offer subject to Rule 14d-1.
              [ ] issuer tender offer subject to Rule 13e-4.
              [ ] going-private transaction subject to Rule 13e-3.
              [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:    [ ]



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To follow is the text of a press release dated August 3, 2004, made by Celanese
AG in connection with the domination and profit transfer agreement between Celanese AG and BCP Crystal Acquisition GmbH & Co. KG being entered into the Commercial Register.

                                                                   @Celanese



      CELANESE              Corporate Center
      AG                    Frankfurter Strasse
  Media Relations           111
                            61476 Kronberg/Ts.
                            Germany

                            Europe:
                            -------
                            Michael Kraft
                            Phone: +49
                            (0)69/30514072
                            Telefax: +49 (0)69/305
                            36787
                            Email:
                            M.Kraft@celanese.com

                            Phillip Elliott
                            Phone: +49 (0)69/305
                            33480
                            Telefax: +49 (0)69/305
                            36784
                            Email:
                            P.Elliott@celanese.com

                            USA:
                            ----
                            Vance Meyer
                            Phone: +01 (972) 443 4847
                            Telefax: +01 (972) 443 8519
                            Email:VNMeyer@celanese.com

                            Date: August 3, 2004

PRESS INFORMATION



DOMINATION AND PROFIT AND LOSS TRANSFER AGREEMENT WITH BCP CRYSTAL ACQUISITION GMBH & CO. KG ENTERED INTO COMMERCIAL REGISTER

EXTRAORDINARY GENERAL MEETING APPROVES DOMINATION AGREEMENT AND CHANGE IN BUSINESS YEAR EFFECTIVE SEPTEMBER 30, 2004



Kronberg, Germany: The domination and profit and loss transfer agreement between Celanese AG and BCP Crystal Acquisition GmbH & Co. KG was entered into the Commercial Register yesterday and can therefore become effective as of October 1, 2004. The agreement was approved by the necessary majority at the Extraordinary General Meeting on July 30/31, 2004. BCP is controlled by private equity funds which are advised by The Blackstone Group.

As part of the domination and profit transfer agreement, BCP will be offering cash compensation to shareholders to purchase their shares for (eurodollar)
41.92 per registered share. Shareholders may accept this offer from the beginning of the new business year on October 1, 2004. The domination agreement gives shareholders at least three months to accept the offer.


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                                                                 @Celanese

BCP guarantees those shareholders who wish to retain their shares in Celanese AG a dividend in form of a cash payment of (eurodollar) 2.89 per registered share for each full business year under effectiveness of the domination and profit and loss transfer agreement.


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                                                                 @Celanese

Furthermore, the great majority of shareholders approved the change in the business year, and this change was also entered into the Commercial Register today. Thus, from September 30, 2004, onwards, the Celanese business year will begin on October 1 of a particular year and end on September 30 of the following year. A shortened business year will run from January 1, 2004 until September 30, 2004.


Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of four main businesses: Chemical Products, Acetate Products, Technical Polymers Ticona and Performance Products. The Performance Products business consists of Nutrinova sweeteners and food ingredients In 2003, Celanese generated sales of around (eurodollar) 4.1 billion with about 9,500 employees. The company has 24 production plants and six research centers in 10 countries mainly in North America, Europe and Asia. For further information please visit our website www.celanese.com


At the time the offer of cash compensation (Offer) described in this document is made available to Celanese AG shareholders, assuming the U.S. tender offer rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG (BCP) will file a tender



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                                                                 @Celanese
offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the Offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on schedule 14D-9 and other relevant documents regarding the Offer filed by BCP or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's website, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP in connection with the Offer free of charge from BCP and documents filed by Celanese AG in connection with the Offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

For holders of Celanese AG ordinary shares in the United States:

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated as a result of the domination and profit transfer agreement has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or any applicable exemption from the registration requirements of such act.